UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

United Retail Group, Inc.
(Name of Subject Company)

Boulevard Merger Sub, Inc.,
a wholly owned subsidiary of

Redcats USA, Inc.
(Name of Filing Person — Offerors)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

911380103
(CUSIP Number of Class of Securities)

Eric Faintreny
Chief Executive Officer
Redcats USA, Inc.
463 Seventh Avenue
New York, NY 10018
Telephone: (212) 613-9656
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$208,973,758.30	$6,415.50

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the offer price of $13.70 per share by 15,253,559, the number of shares of common stock, par value $0.001 per share (“Shares”), of United Retail Group, Inc. (“URGI”) outstanding on a fully diluted basis as of September 6, 2007, as represented by URGI in the Agreement and Plan of Merger with Redcats USA, Inc. and Boulevard Merger Sub, Inc., which Shares consist of (a) 13,980,559 Shares issued and outstanding and (b) 1,273,000 reserved for issuance under URGI stock plans.

**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act is calculated by multiplying the transaction valuation amount by .00003070.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO is filed by Redcats USA, Inc., a Delaware corporation (“Redcats USA”), and Boulevard Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Redcats USA (“Offeror”). This Schedule TO relates to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of United Retail Group, Inc., a Delaware corporation (“URGI”), including the associated rights to purchase Series A Junior Participating Preferred Stock of URGI, issued pursuant to the Rights Agreement, dated as of September 14, 1999, as amended, by and between the URGI and Continental Stock Transfer & Trust Company, as rights agent, for $13.70 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 25, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of September 10, 2007, by and among URGI, Redcats USA and Offeror (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated in this Schedule TO by reference.

Item 2.	Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is United Retail Group, Inc., a Delaware corporation. Its principal executive office is located at 365 W. Passaic Street, Rochelle Park, New Jersey 07662 and its telephone number is (201) 845-0880.

(b) This Schedule TO relates to the Offer by Offeror to purchase all issued and outstanding Shares for $13.70 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. The information set forth in the introduction to the Offer to Purchase (the “Introduction”) is incorporated in this Schedule TO by reference.

(c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in that principal market is set forth in “Price Range of the Shares; Dividends” in the Offer to Purchase and is incorporated in this Schedule TO by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b), (c) The information set forth in the section of the Offer to Purchase entitled “Information Concerning Redcats USA and Offeror” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)-(viii), (x), (xii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Material U.S. Federal Income Tax Consequences,” “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” and “Conditions of the Offer” is incorporated in this Schedule TO by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2)(i)-(v) and (vii) The information set forth in the sections of the Offer to Purchase entitled “Material U.S. Federal Income Tax Consequences,” “Background of the Offer; Past Contacts or Negotiations with URGI” and

‘‘Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; ‘Going Private’ Transactions; Plans for URGI” is incorporated in this Schedule TO by reference.

(a)(2)(vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Information Concerning Redcats USA and Offeror,” “Background of the Offer; Past Contacts or Negotiations with URGI” and “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; ‘Going Private’ Transactions; Plans for URGI” is incorporated in this Schedule TO by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(3-7) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with URGI,” “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; ‘Going Private’ Transactions; Plans for URGI,” “Dividends and Distributions” and “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.

(c)(2) None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated in this Schedule TO by reference.

(b), (d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a), (b), (c), (d), (e) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Information Concerning Redcats USA and Offeror,” “Background of the Offer; Past Contacts or Negotiations with URGI,” “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; ‘Going Private’ Transactions; Plans for URGI” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Introduction and in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated in this Schedule TO by reference.

Item 10.	Financial Statements of Certain Bidders.

(a), (b) Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Information Concerning Redcats USA and Offeror” and “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; ‘Going Private’ Transactions; Plans for URGI,” is incorporated in this Schedule TO by reference.

(a)(2), (a)(3) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; ‘Going Private’ Transactions; Plans for URGI,”

“Conditions of the Offer” and “Legal Matters; Required Regulatory Approvals” is incorporated in this Schedule TO by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated September 25, 2007.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form of Notice to Participants in the United Retail Group Retirement Savings Plan Relating to the Offer for URGI Common Stock.
(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
(a)(5)(A)	Press Release Issued by Redcats USA and URGI, dated September 11, 2007, Announcing the Execution of the Merger Agreement between Redcats USA and URGI (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Redcats USA on September 12, 2007).
(a)(5)(B)	Form of Summary Advertisement Published in the Wall Street Journal on September 25, 2007.
(d)(1)	Agreement and Plan of Merger, dated as of September 10, 2007, by and among Redcats USA, Offeror and URGI (incorporated in this Schedule TO by reference to the Form 8-K filed by URGI on September 12, 2007).
(d)(2)	Share Tender Agreement, by and between Redcats USA, Offeror, URGI and Raphael Benaroya, dated as of September 10, 2007 (incorporated in this Schedule TO by reference to the Form 8-K filed by URGI on September 12, 2007).
(d)(3)	Amendment to Employment Agreement, by and between URGI, Redcats USA and Raphael Benaroya, dated as of September 10, 2007 (incorporated in this Schedule TO by reference to the Form 8-K filed by URGI on September 12, 2007).
(d)(4)	Amendment to Employment Agreement, by and between URGI, Redcats USA and George Remeta, dated as of September 10, 2007 (incorporated in this Schedule TO by reference to the Form 8-K filed by URGI on September 12, 2007).
(d)(5)	Amendment to Employment Agreement, by and between URGI, Redcats USA and Kenneth Carroll, dated as of September 10, 2007 (incorporated in this Schedule TO by reference to the Form 8-K filed by URGI on September 12, 2007).

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: September 25, 2007

REDCATS USA, INC.

By:	/s/ Eric Faintreny
Name:  Eric Faintreny
Title:  Chief Executive Officer

BOULEVARD MERGER SUB, INC.

By:	/s/ Eric Faintreny
Name:  Eric Faintreny
Title:  President

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated September 25, 2007.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form of Notice to Participants in the United Retail Group Retirement Savings Plan Relating to the Offer for URGI Common Stock.
(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
(a)(5)(A)	Press Release Issued by Redcats USA and URGI, dated September 11, 2007, Announcing the Execution of the Merger Agreement between Redcats USA and URGI (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Redcats USA on September 12, 2007).
(a)(5)(B)	Form of Summary Advertisement Published in the Wall Street Journal on September 25, 2007.
(d)(1)	Agreement and Plan of Merger, dated as of September 10, 2007, by and among Redcats USA, Offeror and URGI (incorporated in this Schedule TO by reference to the Form 8-K filed by URGI on September 12, 2007).
(d)(2)	Share Tender Agreement, by and between Redcats USA, Offeror, URGI and Raphael Benaroya, dated as of September 10, 2007 (incorporated in this Schedule TO by reference to the Form 8-K filed by URGI on September 12, 2007).
(d)(3)	Amendment to Employment Agreement, by and between URGI, Redcats USA and Raphael Benaroya, dated as of September 10, 2007 (incorporated in this Schedule TO by reference to the Form 8-K filed by URGI on September 12, 2007).
(d)(4)	Amendment to Employment Agreement, by and between URGI, Redcats USA and George Remeta, dated as of September 10, 2007 (incorporated in this Schedule TO by reference to the Form 8-K filed by URGI on September 12, 2007).
(d)(5)	Amendment to Employment Agreement, by and between URGI, Redcats USA and Kenneth Carroll, dated as of September 10, 2007 (incorporated in this Schedule TO by reference to the Form 8-K filed by URGI on September 12, 2007).